JPMORGAN TRUST I

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

October 15, 2021

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (the “Trust”), on behalf of JPMorgan U.S. GARP Equity Fund

File Nos. 811-21295 and 333-103022

Post-Effective Amendment No. 649

Dear Ms. White:

This letter is in response to the comments you provided telephonically on October 5, 2021, with respect to the filing related to JPMorgan U.S. GARP Equity Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Funds’ Registration Statement.

Prospectus:

1.	Comment: Please provide more specific details about the environmental, social and governance (“ESG”) analysis. What ESG factors does the Adviser consider and what information does it review?

Response: We respectfully acknowledge your comment; however, we believe the current ESG integration disclosure in the Risk/Return Summary is appropriate. The disclosure is designed to reflect that the adviser integrates ESG into its investment processes to the extent those factors are financially material. The disclosure related to ESG integration is not provided in response to Item 9(b)(1), which requires the Fund to describe its principal investment strategy, but rather the disclosure relates to Item 9(b)(2), which requires the Fund to explain “in general terms how the Fund’s adviser decides which securities to buy and sell.” Per Form N-1A, the Item 4 disclosure should be based on the information given in response to Item 9(b) (not just Item 9(b)(1)). As a result, we believe the current disclosure is appropriate and in compliance with Form N-1A, and that it is not misleading to provide a summary of the adviser’s investment process in the “What are the Fund’s main investment strategies” section, as it provides information to shareholders as to how the adviser decides which securities to buy and sell. We believe the level of detail explaining the integration of the ESG factors into the investment process is appropriate and proportionate to its role within the broader context of the investment processes used by the Fund’s adviser to decide which securities to buy and sell.

2.

Comment: There is a statement that the Fund invests “primarily in a broad portfolio of equity securities that the adviser believes have characteristics such as attractive valuations, high quality and/or strong momentum that should lead to relative outperformance.” Please supplementally provide the measure that the Fund seeks to outperform.

Response: We confirm that the Fund seeks to outperform relative to the Russell 1000 Growth Index.

3.	Comment: Please advise supplementally how the Fund will value derivatives for the purpose of its 80% policy.

Response: Derivatives currently are not included in the numerator for purposes of determining compliance with the Fund’s 80% policy.

4.

Comment: Given that the Fund allocated more than 40% of its assets to information technology as of June 30, 2021, please consider adding specific principal strategy and risk disclosure regarding investing in information technology companies.

Response: Under the new investment strategy, the Fund does not currently intend to focus its investments in the information technology sector. However, the Fund’s investments will primarily be comprised of equity securities of companies within the Russell 1000 Growth Index, and, therefore, to the extent the index may be focused on a particular sector, the Fund’s investments may be also focused on a particular sector. The Fund believes that the risks of these investments are already disclosed in the Risk/Return Summary and, therefore, additional risk disclosure should not be added to the Industry and Sector Focus Risk.

5.	Comment: At the bottom of pg. 9 in the discussion on derivatives risk and reference to short sales, will the Fund engage in short sales? If not, please explain why there is a reference to short sales.

Response: The Fund does not intend to engage in short sales as part of its principal investment strategy. However, the Fund may engage in short sales as an additional investment strategy. It is for that reason that the “More About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Fund’s prospectuses includes a reference to short sales in the derivatives risk disclosure.

6.	Comment: Please revise your derivatives disclosure to reflect Rule 18f-4 of the Investment Company Act of 1940 (the “1940 Act”) prior to August 19, 2022.

Response: We will revise the derivatives disclosure in the prospectus as necessary to reflect Rule 18f-4 of the 1940 Act prior to August 19, 2022 (the “New Derivatives Rule”). However, because the implications of the New Derivatives Rule are still being analyzed for the Fund, those changes will not be reflected in the upcoming Rule 485(b) filing. We further note that Part II of the SAI currently contains the following disclosure addressing the requirements of the New Derivatives Rule and its compliance date.

In October 2020, the SEC adopted a final rule related to the use of derivatives, short sales, reverse repurchase agreements and certain other transactions by registered investment companies that will rescind and withdraw the guidance of the SEC and its staff regarding asset segregation and cover transactions. The final rule requires the Funds to trade derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions) subject to a value-at-risk (“VaR”) leverage limit and certain derivatives risk management program and reporting requirements. Generally, these requirements apply unless a Fund qualifies as a “limited derivatives user,” as defined in the final rule. Under the final rule, when a Fund trades reverse repurchase agreements or similar financing transactions, including certain tender option bonds, it needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions. Reverse repurchase agreements or similar financing transactions aggregated with other indebtedness do not need to be included in the calculation of whether a Fund is a limited derivatives user, but for Funds subject to the VaR testing, reverse repurchase agreements and similar financing transactions must be included for purposes of such testing whether treated as derivatives transactions or not. Compliance with these new requirements will be required by August 19, 2022. Following the compliance date, these requirements may limit the ability of a Fund to use derivatives and reverse repurchase agreements and similar financing transactions as part of its investment strategies. These requirements may increase the cost of a Fund’s investments and cost of doing business, which could adversely affect investors.]

7.	Comment: Please make the same corresponding comments to the Prospectus for Class R2, Class R5 and Class R6 Shares (the “Class R Prospectus”).

Response: The responses reflected above are applicable to the Class R Prospectus.

Statement of Additional Information (“SAI”):

1.	Comment: Please update the disclosure regarding the revolving credit facility in Part II, pg. 32 of the SAI.

Response: The disclosure will be updated.

2.	Comment: Discussion of the Trustees – Part II, pg. 101 of the SAI – Please consider discussing whether the Board considers diversity when selecting new Trustees.

Response: We respectfully acknowledge your comment; however, we will not include disclosure on whether the Board considers diversity when selecting new Trustees at this time. We believe that the current disclosure in the “Discussion of the Trustees – Part II” section of the Fund’s SAI satisfies the requirements of Item 17(b) of Form N-1A. Nevertheless, we may consider changes to the disclosure in the future as part of regular updates to the registration statements for the JPMorgan Funds.

3.

Comment: Portfolio Manager Compensation -Part II, pg. 115 of the SAI – Please disclose the benchmark index or indices used to measure the Fund’s portfolio manager performance and the period over which the performance is measured in conformance with Item 20(b) of Form N-1A.

Response: We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. The benchmark that is used to measure the Fund’s portfolio manager performance, which is the Russell 1000 Growth Index, is included in the “Portfolio Managers-Portfolio Managers’ Compensation” section of Part I of the SAI filed with Post-Effective Amendment No. 649. Additionally, the Fund’s portfolio manager performance and the period over which performance is measured is included in the second paragraph under the “Portfolio Managers-Portfolio Managers’ Compensation” section of Part II of the SAI as set forth below:

Specifically, portfolio manager performance is evaluated against various factors including the following (1) blended pre-tax investment performance relative to competitive indices, generally weighted more to the long-term and (2) individual contribution relative to the client’s risk/return objective.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6803.

Sincerely,

/s/ Zach Vonnegut-Gabovitch
Zach Vonnegut-Gabovitch
Assistant Secretary